FEDERAL INSURANCE COMPANY

Endorsement No: 8 Rev

Bond Number: 70428658

NAME OF ASSURED: GUINNESS ATKINSON ASSET MANAGEMENT, INC

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

Guinness Atkinson Asia Focus Fund
Guinness Atkinson China & Hong Kong Fund
Guinness Atkinson Global Innovators Fund
Guinness Atkinson Global Energy Fund
Guinness Atkinson Alternative Energy Fund
Guinness Atkinson Asia Pacific Dividend Builder Fund fka Guinness Atkinson Asia Pacific Dividend Fund
Guinness Atkinson Renminbi Yuan & Bond Fund
Guinness Atkinson Dividend Builder Fund fka Guinness Atkinson Inflation Managed Dividend Fund

This Endorsement applies to loss discovered after 12:01 a.m. on December 17, 2014.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 20, 2015

By ______________________
Authorized Representative

APPROVAL OF AMENDMENT TO FIDELITY BOND

RESOLVED, that the actions taken by the officers in updating the fund names of the Trust be, and hereby are, approved.

RESOLVED FURTHER, that Rita Dam, Treasurer and Assistant Secretary of the Trust is hereby directed to make the filings and give the notices required by Rule 17g-1 under the Investment Company Act of 1940.